JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

January 31, 2018

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Derby, Staff Attorney Kathleen Collins, Accounting Branch Chief Rebekah Lindsey, Staff Accountant

Re:	Zuora, Inc. Draft Registration Statement on Form S-1 Submitted December 22, 2017 CIK No. 0001423774

Ladies and Gentlemen:

We are submitting this letter on behalf of Zuora, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 18, 2018, regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001423774) confidentially submitted to the Commission on December 22, 2017 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 2 to update other disclosures.

Prospectus Summary, page 2

1.	Please tell us how you determine which companies to include in the Subscription Economy Index (“SEI”). Also, disclose why you believe comparing revenue growth of companies in the SEI to companies in the S&P 500 is meaningful given the nature of the companies included in each. In that regard, we note that the SEI is a weighted average that only reflects your customers that have been on your platform for at least two years, but does not necessarily reflect the “subscription economy” as a whole. Also, please provide us with a copy of the SEI.

U.S. Securities and Exchange Commission

January 31, 2018

The Company advises the Staff that the Subscription Economy Index (“SEI”) includes the Company’s customers that have been using its platform for at least two years, except a nominal number of companies that are in the process of importing data from another billing system into the Company’s platform or taking their business off of the Company’s platform. There are no additional criteria that the Company uses to select companies for inclusion in the SEI. As of October 31, 2017, 307 customers had been using the Company’s platform for at least two years, and 301 of those customers were included in the November 2017 SEI. The Company uses the two-year usage minimum as a criteria for inclusion because it is often the case that after going live on the Company’s platform, customers are either invoicing their customers for the first time or are still importing data from their prior billing system for a period of time on to the Company’s platform so their invoice volume growth rates are not accurate measures of the growth in their subscription-based products and services business.

The SEI measures the growth in the invoice volume for customers’ subscription-based products and services. Specifically, it measures total invoice volume generated from subscriptions and recurring charges. One-time charges that are not subscription-based are excluded from the calculation, as the SEI is intended to reflect the growth in subscription invoice volume. The constituents’ growth rate reflected in the SEI is the quarter-over-quarter percentage change in trailing twelve-month subscription invoice volume. The SEI uses a trailing twelve-month period for calculations to remove the effect of seasonality. As detailed in the methodology section of the SEI, the growth rate of the SEI is the weighted average of the individual constituents’ growth rates. That is, companies with higher subscription invoice volumes receive more weight in the average (subject to a cap that is discussed below). The purpose of this weighting scheme is to down weight the contribution of small companies in the average and emphasize larger companies. This is similar to the way that stock market indices are weighted by the market capitalization of their constituents. In both cases, the rationale for weighting is the same: the indices are meant to represent the overall size of the market and the opportunity available to investors, so it is weighted more towards larger entities. However, the maximum weight of any single constituent in the SEI average growth rate is capped at 5%. This cap is meant to prevent a few very large companies from dominating the index. The SEI’s weighting methodology endeavors to strike a balance such that small companies do not influence the index as much as larger companies, but the largest companies do not excessively dominate the SEI either.

The growth in S&P 500 sales is calculated as a quarter-over-quarter percentage change in the S&P 500 sales per share as reported by Standard and Poor’s.1

[1]	The overall average annual sales per share for the S&P 500 is posted publicly on a quarterly basis by Standard and Poor’s at the following web address: http://us.spindices.com/documents/additional-material/sp-500-eps-est.xlsx.

U.S. Securities and Exchange Commission

January 31, 2018

The Company has organizations of all sizes and across a wide range of industries using its platform. The Company therefore believes that comparing data aggregated from its customer base to companies in the S&P 500, an index that is similarly composed of companies spanning a broad range of industries and sectors and that is widely accessible to the general public, can be a meaningful indicator of some of the benefits to businesses of embracing subscription business models. The Company does not intend for its disclosure of the SEI to suggest that growth rates of every company that uses its products will exceed that of the S&P 500 or that the SEI reflects the growth rate of the Subscription Economy as a whole. The Company has revised its disclosures on pages 3, 55 and 93 of Draft No. 2 to clarify its disclosure relating to the SEI. The Company has also supplementally provided the Staff with a copy of the SEI under separate cover.

Implications of Being an Emerging Growth Company, page 7

2.	Please disclose whether you intend to take advantage of the extended transition period for new and revised accounting standards under Section 102(b)(1) of the JOBS Act. If you intend to avail yourself of this accommodation, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company advises the Staff that it has decided to take advantage of the extended transition period, and therefore, it has revised its disclosure on pages 8, 39, and 44 of Draft No. 2.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 12

3.	Please revise footnote (1) to describe the conditions required for the automatic conversion as described on page F-23.

We anticipate that the contemplated offering will exceed gross proceeds to the Company in excess of $50 million, and therefore, the convertible preferred stock will automatically convert to Class B common stock in connection with this offering as noted on page F-23. In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Draft No. 2 to reflect that the convertible preferred stock will automatically convert to Class B common stock in connection with the contemplated offering.

Use of Proceeds, page 54

4.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for “working capital and other general corporate purposes, including research and development and sales and marketing.” Consider disclosing the amount of proceeds that you intend to use to expand your sales and marketing, increase your research and development, or expand geographically. To the extent that you intend to use the net proceeds to repay your $15.0 million term loan, please clarify this.

U.S. Securities and Exchange Commission

January 31, 2018

The Company advises the Staff that it has not determined the amounts of proceeds from its contemplated offering that will be allocated to each activity identified in the Registration Statement. To the extent that the Company determines a specific plan for the proceeds from the contemplated offering, it will provide the approximate amount intended to be used for each such purpose in a subsequent amendment to the Registration Statement.

The Company also advises the Staff that it does not currently intend to use a portion of the proceeds from the contemplated offering to repay amounts outstanding under its term loan with Silicon Valley Bank. To the extent that it determines to do so, the Company will revise its disclosure in a subsequent amendment to the Registration Statement in accordance with Item 504 of Regulation S-K.

Management’s Discussion and Anal ysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 65

5.	Considering your focus on acquiring new customers and expanding sales to existing customers, please tell us whether any metrics related to this focus, such as customer retention, dollar-based expansion rate, renewal rates, number of new customers, etc., are used by management in managing your business. If so, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 68 through 70 of Draft No. 2 to include the following key metrics: recurring profit margin, customers with annual contract value (“ACV”) equal to or greater than $100,000, and dollar-based retention rate.

6.	You state that you typically enter into non-cancelable agreements with terms of one to three years. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and has considered that Item 101(c)(1)(viii) of Regulation S-K requires, to the extent material to an understanding of the registrant’s business, disclosures related to the dollar amount of backlog orders believed to be firm, together with an indication of the portion of that backlog which the registrant does not reasonably expect to be filled within the current fiscal year. While the Company enters into non-cancelable subscription agreements with its customers for terms of one to three years, in cases where a customer anticipates exceeding the committed volume during the term of the subscription agreement, the customer will either incur overage fees or, as is most often the case, renegotiate the terms of its agreement to, among other things, provide for additional volume. Customers often make other changes to their subscription agreements during the term of the agreement, including upgrading to a more robust edition of the Company’s platform, subscribing to the Company’s other flagship product, or subscribing to one or more of the Company’s additional products. All of these changes during the term of a customer’s subscription agreement may significantly impact the firm backlog as

U.S. Securities and Exchange Commission

January 31, 2018

of any particular date, and, therefore, the Company does not track or measure firm backlog as a key metric of its business and believes that firm backlog is not a meaningful disclosure with respect to its business and can be misleading to potential investors.

For this same reason, the Company also does not believe that future billings, which is the same as firm backlog, is a meaningful disclosure with respect to its business, including the variability or comparability of it revenues and operating results. The Company also advises the Staff that its deferred revenue balance consists of customer billings in advance of revenue being recognized and that an investor would be able to calculate the Company’s billings for a particular period by taking the amount of revenue recognized in that particular period and adding in the change in deferred revenue from the beginning to the end of the period.

Results of Operations, page 70

7.	You disclose that the increase in subscription revenue is due to the addition of new customers and continued expansion in usage by, and sales of additional products to existing customers. Please revise to provide an indication of the magnitude of each factor impacting revenue growth in quantified terms, if reasonably practicable. For example, disclose the increase in revenue attributable to new versus existing customers, the number of customers, average price per customer or the percentage growth in each. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Draft No. 2 to provide the percentage of the increase in subscription revenue for fiscal 2017 as compared to fiscal 2016 attributable to new versus existing customers. Additionally, the Company has also revised its disclosure to provide the percentage increase in the number of customers contributing greater than $100,000 in ACV and dollar-based retention rate.

Critical Accounting Policies and Estimates

Revenue Recognition, page 78

8.	Please reconcile your disclosure that you have established VSOE for elements of your arrangements with the disclosure immediately following stating you have not established VSOE for your elements. To the extent you have established VSOE for some elements, please revise your disclosure on page F-8 to identify the elements for which you have established VSOE and those for which you have not. Refer to ASC 605-25-50-2(e).

In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and F-8 of Draft No. 2.

U.S. Securities and Exchange Commission

January 31, 2018

Overview, page 83

9.	You state throughout the filing that as of October 31, 2017, you served more than 900 customers. Please disclose how you define a customer and provide comparative customer data for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 66, 70, 91, and 102 of Draft No. 2 to disclose the number of customers contributing greater than $100,000 in ACV at the end of each reported period. The Company believes that this metric, which represents customers contributing significant subscription revenue to the Company, represents a more meaningful data set than total customers.

Intellectual Property, page 97

10.	Please provide more specific disclosure regarding the intellectual property owned by the company, including the duration of any material patents. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of Draft No. 2 to disclose that it has one issued patent in Australia, which is expected to expire in 2032. The Company advises the Staff that it does not believe that any of its patents, trademarks, trade secrets, or copyrights, individually or in the aggregate, is material to the Company’s business taken as a whole and, therefore, has not included additional disclosure regarding its intellectual property.

Consolidated Financial Statements of Zuora, Inc. and Subsidiaries

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-7

11.	Please explain further your policy for establishing ESP based on the weighted average of actual sales prices of the element when sold together with other elements, and tell us your consideration of prices charged for such elements when sold on a stand-alone basis. Refer to ASC 605-25-30-6C.

The Company advises the Staff that in accordance with the guidance set forth in ASC 605-25-30-6C, the Company first analyzes the contract data to determine if it can establish vendor-specific objective evidence (“VSOE”). Through January 31, 2017, the Company has not been able to establish VSOE for its elements. The Company then analyzes to see whether it is able to establish third-party evidence of fair value. The Company was unable to identify a third party that sells elements of sufficient similarity to its own, and as such, it has historically concluded that it was not able to establish third-party evidence of fair value. The Company then looks to establish the estimated selling price of its professional services and subscription software based on the best available data. It first considers professional services and software subscriptions that were sold on a stand-alone basis. Using this approach, the Company was able to establish a value for its professional services sales. However, the Company historically concluded that it could not establish value based purely on stand-alone selling prices for its subscription software sales as the stand-alone data points that the Company has available were not consistently grouped in order to derive any clear value. There tends to be a significant amount of variability in the pricing of those transactions.

U.S. Securities and Exchange Commission

January 31, 2018

The Company has, therefore, concluded that it could not just look to stand-alone sales to establish the estimated selling price. It was necessary to also include data for transactions that included multiple elements. Consequently, the Company looks at the expanded population (including both bundled and stand-alone data points) and determined what the price of the elements were when sold in those transactions. Through this approach, the Company believes it was able to identify an estimated value that was sufficiently reliable to establish a specific estimated selling price at which it would transact if the element were sold by the Company regularly on a stand-alone basis, as referenced in ASC 605-25-30-6C.

Accounts Receivable, page F-10

12.	Your disclosure indicates that you write-off bad debts to revenue and deferred revenue. Please revise to indicate that write-offs are charged to the allowance, if true. If not, please tell us how you concluded that writing off receivables directly to revenue or deferred revenue was appropriate.

The Company advises the Staff that it records both a specific reserve and an unallocated reserve against its outstanding receivables. The unallocated reserve is based on an analysis of actual historical data, while the specific reserve is booked to reserve against potential exposures on specific customer receivables. The Company calculates the necessary reserve on a quarterly basis and records the reserve as an increase to the allowance account and a reduction to revenue and deferred revenue. As invoices are written off in the normal course of business, the Company records those write-offs as a debit to the corresponding revenue and deferred revenue and a credit to accounts receivable. At the end of the quarter, the reserve is then adjusted to true it up.

The Company believes it is appropriate to record its allowance as a reduction in revenue and deferred revenue, as the types of exposures for which it is primarily reserving are similar to items that should go against revenue, such as credit memos or actions related to possible disputes, as opposed to pure credit-related items.

Note 11. Common Stock and Stock Plans, page F-26

13.	Please provide us with a breakdown of all stock options, restricted stock awards and RSUs granted to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

During the period from February 1, 2017 through January 22, 2018, the Company granted the following stock options, restricted stock awards, and restricted stock units (“RSUs”):

U.S. Securities and Exchange Commission

January 31, 2018

Stock Options:

Month of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Board Approved Common Stock Fair Value Per Share	Valuation Date
February 2017	5,032,700	$1.64	$1.64	October 31, 2016
March 2017	301,200	$1.64	$1.64	October 31, 2016
April 2017	166,000	$1.79	$1.79	March 31, 2017
July 2017	250,000	$2.58	$2.58	June 1, 2017
August 2017	2,447,750	$2.58	$2.58	June 1, 2017
October 2017	1,673,224	$2.58	$2.58	June 1, 2017
December 2017	2,521,625	$3.00	$3.00	October 31, 2017
January 2018	200,000	$3.00	$3.00	October 31, 2017

RSUs:

Month of Grant	Number of Shares Subject to RSUs Granted	Board Approved Grant Date Fair Value Per Share
August 2017	1,712,614	$2.58

Restricted Stock Awards:

Month of Grant	Number of Shares of Restricted Common Stock Granted	Board Approved Grant Date Fair Value Per Share
May 2017	4,517,019	$2.58
October 2017	1,147,807	$2.58

The fair values of the shares of common stock underlying the awards described above was determined by the Company’s Board of Directors and were based in part upon contemporaneous valuations provided by an independent third-party valuation firm on the dates indicated. The Company considers the proximity of the date of a stock grant to a subsequent valuation report provided by an independent third-party valuation firm when determining the proper common stock value to use. The Company considers whether the fair value should be derived using a straight line approach between the two valuation report dates for accounting purposes.

The Company’s common stock fair value increased from $1.79 to $2.58 on June 1, 2017 primarily due to the acquisition of Leeyo Software, Inc. (“Leeyo”) on May 31, 2017, which improved the Company’s projected operating results. On October 31, 2017, the Company’s common stock fair value increased from $2.58 to $3.00 primarily due to an increase in the likelihood of an initial public offering occurring within the next 12 months.

Consolidated Financial Statements of Leeyo Software, Inc. and Subsidiary

General

14.	Please provide us with a summary of your income significance test pursuant to Rule 1-02(w) of Regulation S-X to demonstrate how you determined what audited financial statements should be provided pursuant to Rule 3-05(b)(2) for the Leeyo acquisition. In your response, specifically address how you considered computational note 2 to Rule1-02(w) in your calculations.

U.S. Securities and Exchange Commission

January 31, 2018

The Company performed all three of the significance tests stipulated by Rule 1-02(w) at the time of the Leeyo acquisition. The acquisition did not meet the significance level for either the Income Test or the Asset Test but did meet the minimum threshold for the Investment Test. The detailed calculations for the Company’s tests are as follows (dollars in thousands):

Investment Test
Purchase price consideration for Leeyo	$35,200
Zuora total assets (audited at 1/31/17)	$120,468
Significance	29%

Asset Test
Leeyo total assets before purchase adjustments	$13,104
Zuora total assets (audited at 1/31/17)	$120,468
Significance	11%

Income Test
Zuora’s interest in Leeyo’s loss from operations before income taxes	$5,379
Zuora loss before income taxes (audited at 1/31/17)	$38,814
Significance	14%

Because the results of the Investment Test exceeded 20% but did not exceed 40%, the Company concluded that it would be required to present the audited Leeyo financials for the most recent fiscal year ended December 31, 2016 pursuant to Computation note 3 to Rule 2(ii).

Computational note 2 to Rule 1-02(w) further stipulates: “If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.”

This guidance specifically states that any loss years should be excluded from the average calculation when calculating the Income Test. The Company has experienced net operating losses in each of the last five fiscal years. Therefore, the requirement to perform the Income Test based on a five-year average is not applicable. However, to be thorough, the Company ran the average calculation in order to determine if it would have any impact. The details of that average calculation are as follows:

The Company’s total loss before income taxes for the fiscal year ended January 31, 2017 was $38.8 million. This operating loss in fiscal 2017 compares to an average loss before income taxes of $32.2 million for the five fiscal years ended January 31, 2017. If the Company were to use this average operating loss in the denominator of the Investment Test, it would result in a significance level of 17%, as compared to a result of 14% if the Company were to use the fiscal 2017 value in the denominator. Both conclusions are significantly lower than the result of the Investment Test above, which resulted in a 29%

U.S. Securities and Exchange Commission

January 31, 2018

significance level. Therefore, the overall significance conclusion is not impacted by applying computational note 2 to Rule 1-02(w) to the Income Test.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-54

15.	Your disclosure does not indicate that future service is required to earn the initial $2.5 million payment to certain of the Leeyo former employees. As such, please clarify why you have not included this payment in your total business combination consideration. Refer to ASC 805-10-55-24 and 55-25.

Payments to employees that are contingent on the close of a business combination need to be examined carefully to determine whether they are a liability of the target or the acquirer. If they are a liability of the target, they impact the purchase price allocation upon purchase of the target. If they are not a liability of the target and do not represent a payment for shares or other ownership interests, they must generally be recorded as compensation expense of the acquirer, similar to a “sign on” bonus.

ASC 805-10-55-24 and 55-25 require the acquirer to consider reasons for the payment, who initiated the payment, and when the arrangement was entered into in evaluating the substance of an arrangement. Those paragraphs apply to contingent payments to be made to employees and whether they represent contingent consideration in a business combination. That guidance is consistent with the broader principles in ASC 805-10-55-18 that relate to distinguishing between payments made to effectuate a business combination and payments made for other reasons. Generally, a compensation arrangement entered into by the target prior to negotiating the acquisition is a liability of the target and does not represent compensation to employees in the books of the acquirer. Conversely, arrangements entered into in contemplation of an acquisition are often attributed to the acquirer. In this case, because the payment was agreed to as part of the negotiations leading up to the business combination, it is viewed as effectively a “sign on bonus” on the books of the acquirer that was entered into in contemplation of the transaction and primarily benefits the combined entity.

While it is true that the initial $2.5 million payment to certain of the former employees of Leeyo did not require post-acquisition services, this is only one factor in determining whether a payment represents compensation or a payment to selling stockholders. The Company concluded that the appropriate treatment in this case would be to include the payment in post-combination compensation expense. The expense was taken as a one-time period expense at the time of the acquisition. That conclusion is based on the following factors:

•

The payments were not paid to all of the stockholders of Leeyo but rather to employees of Leeyo who became employees of the Company. If the non-employee stockholders were also entitled to this payment such that all stockholders were paid pro rata based on their holdings, consideration treatment may have been more appropriate. However, certain stockholders did not receive this payment, so it cannot be viewed as payment for the assets/liabilities of Leeyo.

•

The payment was set up in direct contemplation of the acquisition. The payment does not benefit Leeyo alone as it was not a consequence of a pre-existing plan. Consequently, the Company believes the payment cannot be viewed as a pre-acquisition bonus expense to

U.S. Securities and Exchange Commission

January 31, 2018

Leeyo and cannot be accrued on Leeyo’s books prior to acquisition. The liability is not a liability of Leeyo on its closing balance sheet as it was triggered by the acquisition and entered into in contemplation of the transaction. As such, the Company concluded that it should be viewed as a post-acquisition expense.

Further, we note that ASC 805 contains examples of other payments that do not require continuing employment being treated in much the same way. For example, ASC 805-10-55-36 includes an example of a termination payment for a target employee being recorded on the buyer’s books because the agreement was entered into in contemplation of the business combination. Similarly, in ASC 805-30-55-19 additional value is conveyed to employees of target in the form of shares or share-based options. There is no post-combination service required. Nevertheless, the incremental value must be recorded as compensation expense (effectively a sign on bonus) because it is not conveyed in a stockholder relationship but rather a payment to an employee arrived at in contemplation of the business combination.

In general, ASC 805, when released as FASB Statement No. 141(R), made it more difficult to accrue a liability on the target’s books prior to a business combination, especially when the payment obligation was set up by the target in connection with agreeing to the purchase. For instance, the basis for conclusions to FASB Statement No. 141(R) notes:

“The Boards observed that parties directly involved in the negotiations of an impending business combination may take on the characteristics of related parties. Therefore, they may be willing to enter into other agreements or include as part of the business combination agreement some arrangements that are designed primarily for the benefit of the acquirer or the combined entity…”

The retention bonus was set up by Leeyo in coordination with the Company as part of the purchase negotiations, in order to retain key employees through the date of combination and was important to ensuring the Company purchased an intact entity from which key employees had not departed. As such, we concluded it primarily benefits the combined entity and must be treated as a compensatory arrangement.

Based on the above factors, the Company concluded that post-acquisition compensation was the appropriate treatment for this “bonus” payment.

Note 2. Pro Forma Adjustments, page F-57

16.	Please revise your disclosure to disaggregate the major classes of intangible assets acquired and the value assigned to each. Also, disclose the amortization period for each class.

In response to the Staff’s comment, the Company has revised its disclosure on page F-57 of Draft No. 2.

17.	Please disclose the significant terms of your debt, as well as a sensitivity analysis demonstrating the impact of a reasonably possible change in interest rates, if material.

U.S. Securities and Exchange Commission

January 31, 2018

In response to the Staff’s comment, the Company has revised its disclosure to Note 2 (B) on page F-57 to direct the reader to the significant terms of the Company’s debt as disclosed on page 81.

Additionally, the Company has revised its disclosure on page 84 of Draft No. 2. The Company advises the Staff that it prepared a sensitivity analysis on the impact that a reasonable change in interest rates would have on the Company’s operating results for the fiscal years ended January 31, 2016 and 2017 and concluded that a one percentage point increase in interest rates would not have had a material impact on the Company’s financial results for such periods.

Recent Sales of Unregistered Securities, page II-2

18.	Please revise to disclose the facts relied upon for the exemption under Section 4(a)(2) of the Securities Act, as required by Item 701(d) of Regulation S-K. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information. You also do not provide any disclosure regarding the May 2017 common stock issuance in connection with the Leeyo Software acquisition.

In response to the Staff’s comment, the Company has revised its disclosure on page II-2 of Draft No. 2.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

20.	To the extent that you intend to include graphics in the forepart of your prospectus, please supplementally provide us with copies of any pending graphics or artwork you intend to use. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Under separate cover, the Company will supplementally provide the Staff with copies of any graphics or artwork that it intends to use in the forepart of the prospectus when available.

***

U.S. Securities and Exchange Commission

January 31, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Tien Tzuo, Chairman and Chief Executive Officer

Tyler Sloat, Chief Financial Officer

Jennifer Pileggi, General Counsel

Zuora, Inc.

Gordon K. Davidson

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.